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Foresight Autonomous Holdings Ltd.

Annual and Extraordinary General Meeting of Shareholders

For Shareholders of record as of July 6, 2026

Thursday, July 23, 2026 3:00 PM, Local Time

Mail:

- Mark, sign and date your Proxy Card
- Fold and return your Proxy Card in the postage-paid envelope provided

YOUR VOTE IS IMPORTANT!
PLEASE VOTE BY: 12:00 p.m. E.T. on July 17, 2026.

Foresight Autonomous Holdings Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.T. on July 17, 2026)

The undersigned hereby constitutes and appoints Mr. Haim Siboni, the Chief Executive Officer of Foresight Autonomous Holdings Ltd. (the "**Company**"), and Mr. Eli Yoresh, the Chief Financial Officer of the Company and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of the Company held of record in the name of the undersigned at the close of business on **July 6, 2026** at the **Annual and Extraordinary General Shareholders Meeting** of the Company (the "**Meeting**"), to be held on **July 23, 2026** at **3:00 p.m. (Israel time)**, at the Company's offices at 7 Golda Meir St., Ness Ziona, Israel, and at any and all adjournments or postponements thereof, on the matters listed on the reverse side, which are more fully described in the Notice of Annual and Extraordinary General Shareholders Meeting (the "**Notice**") and Proxy Statement (the "**Proxy Statement**") relating to the Meeting.
The undersigned acknowledges the availability to him, her or it of the Notice and Proxy Statement relating to the Meeting.

NOTES:
1. Please direct the Depositary how to vote by placing an "X" in the appropriate box opposite each agenda item on the reverse side.
2. Any and all proxies heretofore given by the undersigned are hereby revoked.

https://www.sec.gov/Archives/edgar/data/1691221/000149315226028678/ex99-1.htm

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

Please make your marks like this: ☒

	PROPOSAL	FOR	AGAINST	ABSTAIN
1.	To reappoint Deloitte Israel as the Company's independent auditor for the year ending December 31, 2026, and until the next annual general meeting of the Company's shareholders, and to authorize the Company's Board of Directors to determine its remuneration.	☐	☐	☐
2.	To adopt the following resolutions:			
2.1	To reappoint Mr. Haim Siboni as a member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders.	☐	☐	☐
2.2	To reappoint Ms. Vered Raz-Avayo as a member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders.	☐	☐	☐
2.3	To reappoint Mr. Ehud Aharoni as a member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders.	☐	☐	☐
2.4	To reappoint Mr. Moshe Scherf as a member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders.	☐	☐	☐
3.	To adopt the following resolutions:			
3.1	To re-appoint Mr. Dan Avidan for an additional three-year term as an external director of the Company, commencing on the date of the Meeting.	☐	☐	☐
3.1a	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement, other than a personal interest that is not the result of the shareholder's connections with a controlling shareholder) in the re-appointment of Mr. Avidan as an external director of the Company?*			
		YES	NO	
	I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 3.1.	☐	☐	
	* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3.1.			
		FOR	AGAINST	ABSTAIN
3.2	To re-appoint Mr. Zeev Levenberg for an additional three-year term as an external director of the Company, commencing on the date of the Meeting.	☐	☐	☐
3.2a	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement, other than a personal interest that is not the result of the shareholder's connections with a controlling shareholder) in the re-appointment of Mr. Levenberg as an external director of the Company?*			
		YES	NO	
	I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 3.2.	☐	☐	
	* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3.2.			

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable)	Date	Signature (if held jointly)	Date

Please make your marks like this: ☒

	PROPOSAL	FOR	AGAINST	ABSTAIN
3.3	To grant to each of Mr. Dan Avidan and Mr. Zeev Levenberg, RSUs, subject to their reappointment as External Directors of the Company, as set forth in Proposal No. 3 of the Proxy Statement.	☐	☐	☐
4.	To grant to each of Mr. Ehud Aharoni, Mr. Moshe Scherf and Ms. Vered Raz-Avayo, RSUs, subject to their reappointment as members of the Company's Board of Directors, as set forth in Proposal No. 4 of the Proxy Statement.	☐	☐	☐
5.	To approve the Grant of RSUs to Mr. Haim Siboni and to bear the VAT expenses accrued in connection with such grant, as set forth in Proposal No. 5 of the Proxy Statement.	☐	☐	☐
5a	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of the Grant of RSUs to Mr. Haim Siboni, as set forth in Proposal No. 5 of the Proxy Statement?*			
		YES	NO	
	I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 5.	☐	☐	
	* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 5.			
6.	To adopt the following resolutions:			
		FOR	AGAINST	ABSTAIN
6.1	(i) to approve the VisionWave Transaction and the entering into, execution, delivery and performance of the Securities Exchange Agreement; (ii) to approve issuance and allocation of Ordinary Shares to be made in connection with the VisionWave Transaction to VisionWave, in accordance with the provisions of the Securities Exchange Agreement, all as set forth Proposal No. 6 of the Proxy Statement; provided that such issuance and allocation shall be deemed approved as a material private offering, whose purpose is to give the acquirer at least 25% of the voting rights in the Company, and/or as a private offering whose purpose is to give the acquirer 45% of the voting rights in the Company, in accordance with Section 328(b) of the Companies Law; (iii) to appoint, subject to completion of Stage 1 of the VisionWave Transaction and effective as of the date thereof, Mr. Douglas Davis as a member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders; and (iv) to appoint, subject to completion of Stage 1 of the VisionWave Transaction and effective as of the date thereof, Ms. Atara Dzikowski as a member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders.	☐	☐	☐
6.2	Subject to the approval of the VisionWave Transaction as set forth in Proposal No. 6.1 of the Proxy Statement, to approve the Equity Grant to be issued by VisionWave to Mr. Haim Siboni in connection with the VisionWave Transaction, as set forth in Proposal No. 6 of the Proxy Statement.	☐	☐	☐
6.2a	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of the Equity Grant to Mr. Haim Siboni, as set forth in Proposal No. 6 of the Proxy Statement?*			
		YES	NO	
	I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 6.2.	☐	☐	
	* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 6.			

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable)	Date	Signature (if held jointly)	Date